UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Grand Toys International Limited _____________________________________
(Name of Issuer)

American Depositary Shares _____________________________________
(Title of Class of Securities)

386490 10 6 _____________________________________
(CUSIP Number)

Cheng Hsieh, Jeff Room 1501 Floor 15 Chinachem Golden Plaza 77 Mody Road Tsimshatsui East, Kowloon, Hong Kong _____________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copy to:

Steven C. Nelson, Esq.

Dorsey & Whitney

Suite 3008, One Pacific Place

88 Queensway

Hong Kong

011-852-2526-5000

December 31, 2007, March 31, 2008 _____________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Secs. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP No. 386490 10 6

1.	Names of reporting persons: Cheng Hsieh, Jeff

I.R.S. Identification Nos. of above persons (entities only):

2.	Check the appropriate box if a member of a group:
(a)
(b)	(1)
3.	SEC use only:
4.	Source of funds: WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization: Citizen of Hong Kong S.A.R.

Number of shares beneficially owned by each reporting person with:

7.	Sole voting power: 0
8.	Shared voting power: 9,741,157(2)
9.	Sole dispositive power: 0
10.	Shared dispositive power: 9,741,157(2)
11.	Aggregate amount beneficially owned by each reporting person: 9,741,157(2)
12.	Check if the aggregate amount in Row (11) excludes certain shares
13.	Percent of class represented by amount in Row (11): 91.2%
14.	Type of reporting person: IN

__________

(1)           The reporting person is filing this Schedule 13D in a joint filing with the other reporting persons named in this Schedule pursuant to Rule 13d-1(k)(l).

(2)           Amount includes 145,454 ADSs that the reporting person would beneficially own if the reporting persons exchanged the 727,272 ordinary shares of the issuer beneficially owned by them for ADSs.

CUSIP No. 386490 10 6

1.	Names of reporting persons: Cornerstone Beststep International Limited

I.R.S. Identification Nos. of above persons (entities only):

2.	Check the appropriate box if a member of a group:
(a)
(b)	(1)
3.	SEC use only:
4.	Source of funds: WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization: British Virgin Islands

Number of shares beneficially owned by each reporting person with:

7.	Sole voting power: 0
8.	Shared voting power: 9,741,157(2)
9.	Sole dispositive power: 0
10.	Shared dispositive power: 9,741,157(2)
11.	Aggregate amount beneficially owned by each reporting person: 9,741,157(2)
12.	Check if the aggregate amount in Row (11) excludes certain shares
13.	Percent of class represented by amount in Row (11): 91.2%
14.	Type of reporting person: CO

__________

(1)           The reporting person is filing this Schedule 13D in a joint filing with the other reporting persons named in this Schedule pursuant to Rule 13d-1(k)(l).

(2)           Amount includes 145,454 ADSs that the reporting person would beneficially own if the reporting persons exchanged the 727,272 ordinary shares of the issuer beneficially owned by them for ADSs.

CUSIP No. 386490 10 6

1.	Names of reporting persons: Centralink Investments Limited

I.R.S. Identification Nos. of above persons (entities only):

2.	Check the appropriate box if a member of a group:
(a)
(b)	(1)
3.	SEC use only:
4.	Source of funds: WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization: British Virgin Islands

Number of shares beneficially owned by each reporting person with:

7.	Sole voting power: 0
8.	Shared voting power: 9,741,157(2)
9.	Sole dispositive power: 0
10.	Shared dispositive power: 9,741,157(2)
11.	Aggregate amount beneficially owned by each reporting person: 9,741,157(2)
12.	Check if the aggregate amount in Row (11) excludes certain shares
13.	Percent of class represented by amount in Row (11): 91.2%
14.	Type of reporting person: CO

__________

(1)           The reporting person is filing this Schedule 13D in a joint filing with the other reporting persons named in this Schedule pursuant to Rule 13d-1(k)(l).

(2)           Amount includes 145,454 ADSs that the reporting person would beneficially own if the reporting persons exchanged the 727,272 ordinary shares of the issuer beneficially owned by them for ADSs.

Item 1.    Security and Issuer:

This Amendment No. 4 to Schedule 13D amends the Schedule 13D filed on August 26, 2004, as amended by Amendment No. 1 to Schedule 13D filed on September 9, 2005, Amendment No. 2 to Schedule 13D filed on January 11, 2006 and Amendment No. 3 to Schedule 13D filed on May 8, 2007 (as amended, the “Schedule 13D”), relating to the American Depositary Shares, or ADSs (“ADSs”), representing ownership interests in the ordinary shares, nominal value HK$1.00 per share, of Grand Toys International Limited, a Hong Kong limited company (“Grand HK”). The principal offices of Grand HK are located at Room 1501, Floor 15, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong.

Except as otherwise described herein, the information contained in the Schedule 13D remains in effect, and all capitalized terms shall have the meaning previously ascribed to them. Information given in response to each item in the Schedule 13D shall be deemed incorporated by reference in all other items.

Item 2.    Identity and Background:

The response to Item 2 is hereby amended and restated as follows:

(a) – (c)

This Statement is being jointly filed by (i) Centralink Investments Limited (“Centralink”) by virtue of its direct ownership of ADSs and ordinary shares of Grand HK, (ii) Cornerstone Beststep International Limited (“CBIL”) by virtue of its direct and indirect ownership of ADSs, and (iii) Mr. Cheng Hsieh, by virtue of his direct and indirect ownership of ADSs and ordinary shares of Grand HK. Centralink, CBIL and Mr. Hsieh are collectively the “Reporting Persons” and individually, a “Reporting Person.”

Centralink is a limited company organized under the laws of the British Virgin Islands with its principal business at Room 1501, Floor 15, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong. Its sole director and executive officer is Mr. Hsieh.

CBIL is a limited company organized under the laws of the British Virgin Islands with its principal business at Room 1501, Floor 15, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong. Its sole director and executive officer is Mr. Hsieh.

The principal employment of Mr. Hsieh is as a director of CBIL, Centralink, Cornerstone Overseas Investments, Limited, a limited company organized under the laws of the British Virgin Islands (“COIL”), and Grand HK.

(d) – (e)

During the last five years, neither Centralink, CBIL nor Mr. Hsieh have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have any of them been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, is or was, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws, or finding any violation with respect to such laws.

(f)	Mr. Hsieh is a citizen of Hong Kong S.A.R.

Item 3.    Source and Amount of Funds or Other Consideration

The response to Item 3 is hereby amended and restated as follows:

Under the subscription and exchange agreement, as amended (the “Subscription Agreement”), by and among Grand Toys International, Inc. (“Grand US”), Grand HK and Centralink, Centralink subscribed for 10,000,000 ADSs* in exchange for all of the shares of Playwell International Limited (“Playwell”), a wholly-owned subsidiary of Centralink, and cash and other consideration in a total amount of US$11,000,000. Centralink and COIL used their working capital to finance this subscription price.

As part of an internal reorganization, Mr. Hsieh and COIL entered into an agreement pursuant to which COIL transferred all of its equity interest in Centralink, the direct owner of the ADSs, to Mr. Hsieh in exchange for US$1.00. Immediately thereafter, Mr. Hsieh contributed Centralink into CBIL as a capital contribution. Mr. Hsieh used his personal funds to finance the acquisition. As a result of the reorganization, CBIL is the direct parent of Centralink. Mr. Hsieh remains the ultimate beneficial owner of the ADSs. COIL does not have any interest in the ADSs.

Under the subscription agreement (the “Note Agreement”) by and between Grand HK and Centralink, Centralink subscribed for an exchangeable note (the “Note”) issued by Grand HK in the principal amount of US$7,675,000 in consideration of a cash loan in the amount of US$7,400,000. Centralink and COIL used their working capital to finance the subscription price. The Note was exchanged for 2,000,000 Series A Preference Shares of Grand HK (the “Series A Shares”) plus US$145,089.04 in accrued interest, which was satisfied by the issuance of 52,175 ADSs*, immediately after the Grand HK annual general meeting on April 15, 2005. In October 2005, Grand HK issued 73,030 ADSs* to satisfy the semiannual dividend of US$168,260 payable to Centralink as of June 30, 2005 on the Series A Shares. In May 2006, Grand HK issued 257,633 ADSs* to satisfy the semiannual dividend of US$402,937.50 payable to Centralink as of December 31, 2005 on the Series A Shares. In July 2006, Grand HK issued

_________________________

*Prior to the change in ADS ratio effected as of October 1, 2007 by Grand HK from one ADS for every one ordinary share of Grand HK to one ADS for every five ordinary shares of Grand HK.

256,648 ADSs* to satisfy the semiannual dividend of US$402,937.50 payable to Centralink as of June 30, 2006 on the Series A Shares. On April 24, 2007, Grand HK issued 339,889 ADSs* to satisfy the semiannual dividend of US$402,937.50 payable to Centralink as of December 31, 2006 on the Series A Shares. As of June 30, 2007, Centralink was entitled to receive 99,368 ADSs from Grand HK to satisfy the semiannual dividend of US$402,937.50 payable to Centralink as of June 30, 2007 on the Series A Shares. Such ADSs have not yet been issued. As of December 31, 2007, Centralink was entitled to receive 235,086 ADSs from Grand HK to satisfy the semiannual dividend of US$402,937.50 payable to Centralink as of December 31, 2007 on the Series A Shares. Such ADSs have not yet been issued. The Series A Shares are convertible into 560,920 ADSs.

Under the exchange agreement dated November 30, 2005 (the “Exchange Agreement”), by and among Grand HK, Hua Yang Holdings Company Limited, a limited company organized under the laws of the Cayman Islands (“Hua Yang”), Kord Holdings, Inc., a limited liability company incorporated in the British Virgin Islands (“Kord”), and CBIL, on December 22, 2005 CBIL contributed to Grand HK all of the outstanding shares of Hua Yang and Kord for an aggregate US$44,000,000, which consisted of 10,840,598 Series B Convertible Preference Shares of Grand HK (the “Series B Shares”) and the canceling of US$2,399,207 of net indebtedness owed to Grand HK and its subsidiaries by affiliates of Mr. Hsieh. In May 2006, at the request of CBIL, Grand HK issued 28,069 ADSs* to Centralink to satisfy the semiannual dividend of US$43,310 payable to CBIL as of December 31, 2005 on the Series B Shares. In July 2006, at the request of CBIL, Grand HK issued 640,324 ADSs* to Centralink to satisfy the semiannual dividend of US$988,018.88 payable to CBIL as of June 30, 2006 on the Series B Shares. On April 24, 2007, at the request of CBIL, Grand HK issued 640,324 ADSs* to Centralink to satisfy the semiannual dividend of US$988,018.88 payable to CBIL as of December 31, 2006 on the Series B Shares. As of June 30, 2007, CBIL was entitled to receive 128,065 ADSs from Grand HK to satisfy the semiannual dividend of US$988,018.88 payable to CBIL as of June 30, 2007 on the Series B Shares. Such ADSs have not yet been issued. As of December 31, 2007, CBIL was entitled to receive 128,065 ADSs from Grand HK to satisfy the semiannual dividend of US$988,018.88 payable to CBIL as of December 31, 2007 on the Series B Shares. Such ADSs have not yet been issued. The Series B Shares are convertible into 5,829,401 ADSs.

In connection with Grand HK’s acquisition of International Playthings, Inc. (“IPI”), which was completed on February 28, 2005, Mr. Hsieh entered into a Securities Put Agreement with the sellers of IPI pursuant to which Mr. Hsieh agreed to provide the sellers of IPI with the option to require Mr. Hsieh to purchase, after the first anniversary of the closing of the acquisition but prior to the second anniversary of the closing of the acquisition, the 582,730 ADSs* received by IPI as partial consideration for its assets. On March 6, 2006, the sellers of IPI exercised their option to require Mr. Hsieh caused Centralink to purchase the 582,730 ADSs* at a purchase price

_________________________

*Prior to the change in ADS ratio effected as of October 1, 2007 by Grand HK from one ADS for every one ordinary share of Grand HK to one ADS for every five ordinary shares of Grand HK.

of US$1,600,000. Centralink used its working capital to finance the purchase, which was completed on May 4, 2006.

Since December 22, 2005, Mr. Hsieh has served as a director of the Company. As partial compensation for Mr. Hsieh’s services as a director, Mr. Hsieh receives quarterly grants of options to purchase 250 ADSs, or 1,000 options per year, at an exercise price equal to the market price of ADSs on the date of grant.

Item 4.    Purpose of Transaction:

The response to Item 4 is hereby amended and restated as follows:

The parties to the Subscription Agreement believe that the combination of Playwell’s manufacturing and sourcing expertise, financial resources and cost-management skills and experience and Grand US’ marketing and distribution presence in North America and the combined significant toy industry experience of the management of Playwell and Grand US will create a vertically-integrated company that will have manufacturing and distribution capabilities and allow Grand HK to expand its product offerings significantly. They also believe that together, the combined company will be a larger and financially more stable company and a stronger vehicle for future expansion.

The parties entered into the Exchange Agreement because the management of both CBIL and Grand HK believe that (i) Grand HK will benefit from the strong financial performance of Hua Yang and Kord, (ii) Hua Yang and Kord give Grand HK an entree into the lucrative publishing and party goods businesses thereby further diversifying its business operations within the toy and toy-related industries, and (iii) the manufacturing operations of Hua Yang and Kord will help complete the parties’ vision of a vertically integrated company and give Grand HK significant additional capacity for new business.

The parties entered into the Note Agreement in order to fund the cash portion of the purchase price of Grand HK’s acquisition of IPI and to provide ongoing working capital. The Note was sold at a US$275,000 discount in order to compensate Mr. Hsieh for providing the sellers of IPI with the option to require Mr. Hsieh to purchase, after the first anniversary of the closing of the acquisition but prior to the second anniversary of the closing of the acquisition, the ADSs received by IPI as partial consideration for its assets.

Item 5.    Interest in Securities of the Issuer:

The response to Item 5 is hereby amended and restated as follows:

(a)

According to the Form 20-F filed with the SEC by Grand HK on October 12, 2007, as of December 31, 2006, Grand HK had issued and outstanding 17,494,141 ordinary shares. Based on this information and including the 560,920 ADSs issuable by Grand HK upon conversion of the Series A

Shares, the 5,829,401 ADSs issuable by Grand HK upon conversion of the Series B Shares, and the 1,250 ADSs issuable by Grand HK upon exercise of vested options owned by Mr. Hsieh, the Reporting Persons beneficially own approximately 91.2% of the outstanding ADSs and ordinary shares. As of the date of this Statement, the Reporting Persons beneficially owned in the aggregate 9,741,157 ADSs (including 560,920 ADSs issuable by Grand HK upon conversion of the Series A Shares, the 5,829,401 ADSs issuable by Grand HK upon conversion of the Series B Shares, the 1,250 ADSs issuable upon exercise of the options owned by Mr. Hsieh and 727,272 ordinary shares of Grand HK).

(b)

As of the date of this Statement, Centralink is the direct beneficial owner of 3,654,376 ADSs (including 560,920 ADSs issuable by Grand HK upon conversion of the Series A Shares and 145,454 ADSs that would be beneficially owned by Centralink if it exchanged the 727,272 ordinary shares of Grand HK currently owned by it for ADSs) being reported by the Reporting Persons. CBIL is the direct beneficial owner of 6,085,531 ADSs, (including 5,829,401 ADSs issuable by Grand HK upon conversion of the Series B Shares) and, as sole parent of Centralink, an indirect beneficial owner of 3,654,376 ADSs (including 560,920 ADSs issuable by Grand HK upon conversion of the Series A Shares and 145,454 ADSs that would be beneficially owned by Centralink if it exchanged the 727,272 ordinary shares of Grand HK currently owned by it for ADSs) being reported. Mr. Hsieh is the direct beneficial owner of 1,250 Grand ADSs (including 1,250 ADSs issuable by Grand HK upon exercise of options owned by Mr. Hsieh) and, as the direct owner of Centralink and CBIL, an indirect beneficial owner of the 9,739,907 ADSs (including 560,920 ADSs issuable by Grand HK upon conversion of the Series A Shares, 5,829,401 ADSs issuable by Grand HK upon conversion of the Series B Shares and 145,454 ADSs that would be beneficially owned by Centralink if it exchanged the 727,272 ordinary shares of Grand HK currently owned by it for ADSs) being reported. Centralink, CBIL and Mr. Hsieh have shared power to vote or direct the vote of all 9,741,157 ADSs (including 560,920 ADSs issuable by Grand HK upon conversion of the Series A Shares, 5,829,401 ADSs issuable by Grand HK upon conversion of the Series B Shares, 145,454 ADSs that would be beneficially owned by Centralink if it exchanged the 727,272 ordinary shares of Grand HK currently owned by it for ADSs and 1,250 ADSs issuable by Grand HK upon exercise of options owned by Mr. Hsieh) and shared power to dispose or direct the disposition of such ADSs.

(c)

On June 30, 2007, Grand HK issued to Mr. Hsieh options to purchase 1,250* ADSs at an exercise price equal to US$0.77* per ADS.  After adjustment for the ADS ratio change effected as of October 1, 2007, the total number of ADSs available for purchase under such option is 250 ADSs at an exercise price of US$3.85 per ADS.

As of June 30, 2007, (i) Centralink was entitled to receive 99,368 ADSs from Grand HK to satisfy the semiannual dividend of US$402,937.50 payable to Centralink as of June 30, 2007 on the Series A Shares and (ii) CBIL was entitled to receive 128,065 ADSs from Grand HK to satisfy the semiannual dividend of US$988,018.88 payable to CBIL as of June 30, 2007 on the Series B Shares. Such ADSs have not yet been issued.

On September 30, 2007, Grand HK issued to Mr. Hsieh options to purchase 1,250* ADSs at an exercise price equal to US$0.39 per ADS. After adjustment for the ADS ratio change effected as of October 1, 2007, the total number of ADSs available for purchase under such option is 250 ADSs at an exercise price of US$1.95 per ADS.

As of December 31, 2007, (i) Centralink was entitled to receive 235,086 ADSs from Grand HK to satisfy the semiannual dividend of US$402,937.50 payable to Centralink as of December 31, 2007 on the Series A Shares, and (ii) CBIL was entitled to receive 128,065 ADSs from Grand HK to satisfy the semiannual dividend of US$988,018.88 payable to CBIL as of December 31, 2007 on the Series B Shares. Such ADSs have not yet been issued.

On December 31, 2007, Grand HK issued to Mr. Hsieh options to purchase 250 ADSs at an exercise price equal to US$1.00 per ADS.

On March 31, 2008, Grand HK issued to Mr. Hsieh options to purchase 250 ADSs at an exercise price equal to US$1.47 per ADS.

(d)	Not applicable.
(e)	Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response to Item 6 is hereby amended and restated as follows:

COIL entered into a Consulting Agreement, dated August 25, 2004 (the “Consulting Agreement”), with Mr. Henry Hai Lin Hu (“Mr. Hu”) pursuant to which Mr. Hu agreed to perform certain consulting services for COIL. As part of the internal reorganization described in Item 3, COIL’s interest, rights and obligations in the Consulting Agreement were assigned and transferred to CBIL. Under the Consulting

_________________________

*Prior to the change in ADS ratio effected as of October 1, 2007 by Grand HK from one ADS for every one ordinary share of Grand HK to one ADS for every five ordinary shares of Grand HK.

Agreement, Mr. Hu was to receive, upon completion of certain milestones, among other things, a number of ADSs held by Centralink. COIL and Mr. Hu are currently in dispute regarding Mr. Hu’s entitlement to a payment of 727,272 ADSs* from COIL, which was based on a predetermined price of US$2.75 per ADS* as set forth in the Consulting Agreement.  In anticipation of a possible transfer of ADSs to Mr. Hu, Centralink exchanged 727,272* ADSs for an equivalent number of ordinary shares of Grand HK with The Bank of New York, Grand HK’s depositary. After the exchange of ADSs, the transfer of the 727,272 ordinary shares to Mr. Hu was suspended due to the dispute between COIL and Mr. Hu. Centralink retains beneficial ownership of the 727,272 ordinary shares of Grand HK.

Since December 22, 2005, Mr. Hsieh has served as a director of the Company. As partial compensation for Mr. Hsieh’s services as a director, Mr. Hsieh receives quarterly grants of options to purchase 250 ADSs, or 1,000 options per year, at an exercise price equal to the market price of ADSs on the date of grant.

Item 7.    Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement among Centralink, CBIL and Mr. Hsieh
Exhibit 99.1

Amended and Restated Agreement and Plan of Merger between Grand Toys International Limited and Grand Toys International, Inc. (incorporated by reference to Annex A contained in the 424(b)(3) prospectus of Grand HK filed with the SEC on August 6, 2004)

Exhibit 99.2

Subscription and Exchange Agreement, dated November 14, 2003, by and among Grand Toys International, Inc., Grand Toys International Limited and Centralink Investments Limited, as amended by Amendment No. 1, dated as of March 6, 2004, Amendment No. 2, dated as of March 31, 2004 and Amendment No. 3, dated as of May 31, 2004. (incorporated by reference to Annex B contained in the 424(b)(3) prospectus of Grand HK filed with the SEC on August 6, 2004)

Exhibit 99.3

Subscription Agreement, dated February 28, 2005, by and between Grand Toys International Limited and Centralink Investments Limited (incorporated by reference to Annex C to the Proxy Statement for Annual General Meeting of Grand HK contained in the Form 6-K filed with the SEC on April 4, 2005)

_________________________

*Prior to the change in ADS ratio effected as of October 1, 2007 by Grand HK from one ADS for every one ordinary share of Grand HK to one ADS for every five ordinary shares of Grand HK.

Exhibit 99.4

Consulting Agreement, dated as of August 25, 2004, between Cornerstone Overseas Investments, Limited and Henry Hai Lin Hu (incorporated by reference to the Schedule 13D filed by Centralink, COIL and Mr. Hsieh on August 26, 2004)

Exhibit 99.5

Exchange Agreement, dated as of November 30, 2005, by and among Grand Toys International Limited, Hua Yang Holdings Company Limited, Kord Holdings, Inc. and Cornerstone Beststep International Limited (incorporated by reference to Annex A to the Proxy Statement for the Extraordinary General Meeting of Grand HK contained in the Form 6-K filed with the SEC on December 12, 2005)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 2, 2008

CENTRALINK INVESTMENTS LIMITED

By:  /s/  HSIEH CHENG, JEFF

Name: Hsieh Cheng, Jeff
Title:    Director

CORNERSTONE BESTSTEP INTERNATIONAL LIMITED

By:  /s/  HSIEH CHENG, JEFF

Name: Hsieh Cheng, Jeff
Title:    Director

By:  /s/  HSIEH CHENG, JEFF

Name: Hsieh Cheng, Jeff

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Schedule 13D (including amendments thereto) with respect to the American Depositary Shares of Grand Toys International Limited and further agree that this Joint Filing Agreement be included as an exhibit to such joint filing.

Date: April 2, 2008

CENTRALINK INVESTMENTS LIMITED

By:  /s/  HSIEH CHENG, JEFF

Name: Hsieh Cheng, Jeff
Title:    Director

CORNERSTONE BESTSTEP INTERNATIONAL LIMITED

By:  /s/  HSIEH CHENG, JEFF

Name: Hsieh Cheng, Jeff
Title:    Director

By:  /s/  HSIEH CHENG, JEFF

Name: Hsieh Cheng, Jeff